Forward-Looking Statements

This Management's Discussion and Analysis contains forward-looking information as contemplated by Canadian securities regulators' Form 51-102F1 and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995

(collectively, "forward-looking statements").

Identifying forward-looking statements

Forward-looking statements are included throughout this Management's Discussion and Analysis, including among other places, under the headings "Outlook for 2004" and "Economic Assumptions". These statements include, among others, statements regarding:

  anticipated cash flow and cash flow per share;
  estimates of future sales, production and operations or financial performance;
  business plans for drilling, exploration and development;
  the estimated amounts and timing of capital expenditures;
  estimates of operating costs;
  business strategy and plans or budgets,
  outlook for oil and gas prices,
  anticipated liquidity, capital resources and debt levels;
  royalty rates and exchange rates;
  the merits or anticipated outcome of pending litigation; and
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this Management's Discussion and Analysis under the headings "Depreciation, Depletion and Amortization Expense", "Reserve Replacement", "Asset Impairments", "Outlook for 2004" and elsewhere may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Often, but not always, forward-looking statements use words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled" or "positioned", or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Material factors that could cause actual results to differ materially from those in forward-looking statements

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman Energy Inc. ("Talisman" or the "Company") and described in the forward-looking statements. These risks and uncertainties include:

  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;
  risks and uncertainties involving geology of oil and gas deposits;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
  general economic conditions;
  the effect of acts of, or actions against international terrorism; and
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included under the headings "Risks and Uncertainties" and "Outlook for 2004" and elsewhere in this Management's Discussion and Analysis. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

No obligation to update forward-looking statements

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

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Note Regarding Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 ("NI 51-101"). The proved reserves referred to in this Management's Discussion and Analysis have been calculated using the standards contained in Regulation S-X of the US Securities and Exchange Commission ("SEC"). The probable reserves referred to in this Management's Discussion and Analysis have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC"). Further information on the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form dated March 3, 2004.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this Management's Discussion and Analysis.

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Highlights
(millions of Canadian dollars, unless otherwise stated)	2003	2002	2001

Cash flow[1]	2,729	2,645	2,494
Net income	1,007	524	733
Per share (Canadian dollars)
Cash flow[1]	21.21	19.73	18.48
Net income	7.65	3.73	5.25
Dividends	0.70	0.60	0.60
Diluted per share (Canadian dollars)
Cash flow[1]	20.95	19.43	18.15
Net income	7.57	3.67	5.16
Gross sales	5,295	5,299	5,047
Exploration and development spending	2,180	1,848	1,882
Total assets	11,365	11,594	10,819
Total long-term financial liabilities	2,203	2,997	2,794
Production (mboe/d)	398	445	419
Production per share (boe/share)	1.13	1.21	1.13
Average sales price ($/boe)	37.67	32.10	32.91
Operating costs ($/boe)	7.15	6.48	5.79
Proved reserves additions (before acquisitions and divestitures) (mmboe)	143	157	336
Finding and development costs[2] ($/boe)	14.28	11.03	5.34

1	Cash flow and cash flow per share are non-GAAP financial measures that represent net income before exploration costs, DD&A, future taxes and other non-cash expenses. The components of cash flow are set out in note 14 of the Consolidated Financial Statements. Cash flow for 2003 is cash provided by operating activities ($2,616 million) before changes in non-cash working capital ($104 million) and the deferred gain on unwound hedges ($9 million). The equivalent amounts for 2002 are $2,439 million, $163 million and $43 million, respectively. In 2001, the amounts are $2,369 million, $177 million less $52 million for the deferred gain on the unwound hedges.

2	See the MD&A section entitled Reserves Replacement for method of calculation.

This Management's Discussion and Analysis (MD&A) dated March 3, 2004, should be read in conjunction with the Consolidated Financial Statements of the Company. In particular, note 18 provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company's Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada. A summary of the difference between accounting principles generally accepted in Canada (Canadian GAAP) and those generally accepted in the United States (US) is contained in note 19 of the Consolidated Financial Statements.

Reported production represents Talisman's working interest share before royalties. Throughout the MD&A the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars unless otherwise indicated. All comparative percentages are between the years ended December 31, 2003 and December 31, 2002, unless stated otherwise.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These financial measures have no standardized meaning and are not defined by accounting principles generally accepted in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Cash flow, as commonly used, appears as a separate caption on the Company's cash flow statement and is reconciled to both net income and cash flow from operations. Cash flow is used by the Company to assess operating results between years and between peer companies with different accounting policies. Our reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity.

Additional information relating to the Company, including the Company's Annual Information Form, can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's annual report on Form 40-F may be found in the EDGAR database at www.sec.com.

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Talisman's Performance Highlights in 2003

Talisman posted record cash flow per share of $21.21 ($2.7 billion) and exited 2003 with production of 437 mboe/d during December, replacing much of the production from the Sudan operations, which were sold in early 2003 for $1.13 billion. Net income surpassed $1 billion ($7.65/share) for the first time in the Company's history, helped by high commodity prices, the gain on the Sudan disposition and tax rate reductions in Canada. During 2003, 3.3 million shares were repurchased at an average price of $58.24/share, debt was reduced by $794 million and the Company's semi-annual dividend rate increased 33% to $0.40/share.

Operational highlights for the year included the startup of the PM-3 CAA development project in Malaysia/Vietnam, commencement of production in Algeria, first oil from Blake Flank in the North Sea and first natural gas sales from Indonesia to Singapore. A number of acquisitions were completed during 2003 for $768 million including natural gas properties in the US, a producing field in Norway and midstream assets in Canada.

In Appalachia, Talisman drilled several successful exploration wells, adding significant productive capacity to the region. The North Sea saw three consecutive exploration successes, with discoveries at Tartan North, J5 and Affleck. In Malaysia and Vietnam, all exploration wells, except one, were either successful appraisals or new hydrocarbon discoveries. The Company also achieved good success in Trinidad with all four exploration wells discovering hydrocarbons.

Cash flow and cash flow per share increased for the fifth consecutive year to $2.7 billion and $21.21, respectively. This represents an 8% increase in cash flow per share over last year. Net income nearly doubled to $1 billion ($7.65/share) and included the gain on the Sudan sale ($296 million or $2.30/share) and tax rate reductions in Canada ($160 million or $1.24/share). These items were partially offset by an expense arising from amending the Company's stock option plans to include a cash payment feature, which resulted in what management believes to be more transparent accounting ($185 million, $130 million or $1.01/share net of tax). Combined, these added $326 million of net income ($2.53/share).

Production averaged 398 mboe/d for the year, within the target range originally set at the beginning of 2003. Production per share, after adjusting for the sale of the Sudan operations, increased 4%. Talisman spent $2.2 billion on exploration and development activities and participated in drilling 651 successful wells in 2003. Excluding the impacts of the Sudan sale, 210 mmboe of proved plus probable reserves were added, replacing 150% of production.

Operating costs for 2003 were as expected and averaged $7.15/boe, compared to $6.48/boe in 2002.

Cash Flow ( m i l l i o n s o f d o l l a r s )	Net Income ( m i l l i o n s o f d o l l a r s )
Cash Flow Per Share[1] ( d o l l a r s ) 1 Non-GAAP measure. See inside back cover.	Net Income Per Share ( d o l l a r s )

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2003 Variances

The significant variances from 2002 as summarized in the net income and cash flow variance table are:

  Higher commodity prices more than offset the impact of the sale of the Sudan operations, lower North Sea production, the strengthening of the Canadian dollar and higher royalties.
  Higher prices increased hedging losses.
  Interest expense fell due to lower average debt levels and lower effective borrowing costs, while current taxes fell primarily in the UK.
  Stock-based compensation payments reduced cash flow by $47 million.
  The gain on the sale of the Sudan operations was $296 million.
  The non-cash portion of the stock-based compensation expense reduced net income by $138 million (before tax).
  Future taxes were lower in 2003 due to tax rate reductions in Canada. Future tax expense in 2002 included the impact of a tax rate increase in the UK.

2004 Outlook Summary

Talisman anticipates 4-12% production growth in 2004 from existing projects. Cash flow for 2004 is anticipated to be $17-22 per share and assumes reduced commodity prices as expressed in Canadian dollars compared to 2003. Additional discussion of management's estimates and assumptions for 2004 can be found in the MD&A section entitled Outlook for 2004.

  Production is expected to average 415,000-445,000 boe/d.
  Production increases are expected in most of the Company's geographic segments with the majority coming from international projects.
  Exploration and development spending is expected to be $2.35 billion ($1.1 billion in North America and $606 million in the North Sea).
  Significant progress on the Trinidad development is expected with first oil anticipated in early 2005.
  Average unit operating costs are expected to increase 5-10% reflecting an assumed strengthening of the UK pound sterling exchange rate against the Canadian dollar.
  Long-term debt is expected to increase partly due to the redemption of a portion of the Company's preferred securities.
  Stock-based compensation expense is expected to decrease, as 2003 included a catch-up charge due to amendments to the Company's stock option plans.

Net Income and Cash Flow Variance (millions of dollars)

2002 Net income	524

Favorable (unfavorable)
Cash flow variance
Sale of the Sudan operations	(281)
Oil and liquids volumes	(117)
Natural gas volumes	128
Natural gas prices	747
Oil and liquids prices	115
Hedging - Commodities	(270)
Royalties	(198)
Other revenue	8
Operating expense	(50)
Interest expense	27
Current taxes (including PRT)	(3)
General and administrative	(9)
Stock-based compensation payments	(47)
Other	34

Total cash flow variance	84

Non-cash items
Sale of Sudan (including gain of $296 million)	390
Depreciation, depletion and amortization expense	(21)
Dry hole expense	(90)
Exploration expense	(29)
Future taxes (including PRT)	219
Stock-based compensation (non-cash)	(138)
Other	68

Total non-cash items	399

2003 Net income[1]	1,007

1 Net income, cash flow and cash flow per share are before preferred security charges of $22 million, net of tax ($38 million, before tax). Net income per share is after preferred security charges. The components of cash flow are set out in note 14 of the Consolidated Financial Statements.

Sale of Sudan Operations

On March 12, 2003, Talisman completed the sale of an indirectly held subsidiary, which owned an interest in the Greater Nile Oil Project in Sudan, to ONGC Videsh Limited ("OVL"), a subsidiary of India's national oil company. The aggregate amount realized by Talisman from the transaction (including interest and cash received by Talisman between September 1, 2002 and closing) was $1.13 billion (US$771 million). (See note 17 of the Consolidated Financial Statements.)

The following table has been provided to assist readers in understanding the Company's results after taking into account the sale of the Sudan operations. The pro forma amounts presented below exclude the $296 million gain on sale of the Sudan operations and the Sudan results of operations during the respective years. These pro forma results have been derived from the information contained in notes 13 and 18 of the Company's December 31, 2003 Consolidated Financial Statements.

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Pro Forma Results, Excluding the Sudan Operations and Gain On Sale

boe/d, up 2%, representing 51% of the Company's total production in 2003. North American operating expense increased 11% to $395 million due to increased natural gas volumes, higher processing fees and higher power costs. DD&A increased to $693 million, up from $614 million due to higher production and recent acquisitions while dry hole expense increased to $135 million due to the expanded exploration budget. Total exploration and development spending for North America in 2003 was $1.1 billion, up 35% over 2002.

North Sea

The North Sea pre-tax segmented income decreased to $435 million and accounted for 27% of the Company's segmented income during 2003, down from 38% in 2002. North Sea gross sales decreased due to lower liquids production, which also contributed to a lower DD&A expense. Production averaged 131,250 boe/d or 33% of the Company's total production. Royalty expense decreased due to the abolition of government royalties at the start of the year and the settlement of outstanding royalty issues. Dry hole expense increased with the inclusion of costs associated with the Eta-2 and Dunnottar wells. Exploration and development spending for the North Sea was $496 million, up 15% from 2002.

Southeast Asia

Production from the PM-3 CAA development project in Malaysia/Vietnam started in 2003 with oil production commencing in September and natural gas in the fourth quarter. Southeast Asia contributed 12% ($183 million) to the Company's pre-tax segmented income in 2003. Gross sales increased 14% to $556 million with higher production from PM-3 CAA and Corridor in Indonesia. Southeast Asia production averaged 44,000 boe/d and contributed 11% to the Company's total production. Total operating expenses were unchanged from 2002, but unit costs were down 12% as a result of the 15% increase in production. DD&A expense increased with the growth in production. Capital spending for Southeast Asia was $316 million, up 17%.

Algeria

Sales from Algeria commenced in January 2003 with the startup of the Ourhoud field. Production increased through 2003 with first oil from the Menzel Lejmat North (MLN) field in late June and additional production from MLN satellite fields in the fourth quarter. Production for 2003 averaged 6,600 bbls/d. Operating costs in 2003 included expenses associated with startup activities. Capital spending for Algeria was $34 million, down 68% from 2002 due to the completion of the initial phase of the Greater MLN project.

Other Exploration and Development

Development continued on the Angostura oil and gas field located on Block 2(c) offshore Trinidad with the Company spending $128 million during 2003. First production is expected in early 2005. Talisman spent $21 million in Colombia on seismic and exploration drilling which commenced in the third quarter. Talisman also acquired a 100% interest in offshore Block 10 in Qatar with exploration drilling expected to commence in 2005.

(millions of Canadian dollars,
unless otherwise stated)		Pro forma

	2003	2002	2001

Cash flow	2,653	2,291	2,230
Net income	666	298	576
Per share (Canadian dollars)
Cash flow	20.61	17.09	16.53
Net income	5.00	2.04	4.09
Diluted per share (Canadian dollars)
Cash flow	20.37	16.82	16.23
Net income	4.94	2.01	4.02
Exploration and development expenditures	2,178	1,750	1,765

Production (daily average production)
Oil and liquids (mbbls/d)	203.7	212.6	197.8
Natural gas (mmcf/d)	1,090	1,036	1,010

Total mboe/d (6mcf=1boe)	385	385	366

The pro forma amounts included in the above table do not include any adjustment for the assumed use of proceeds received on the sale of the Sudan operations.

Segmented Results Review

Talisman is an independent international upstream oil and gas company whose main business activities include exploration, development, production, transporting and marketing of crude oil, natural gas and natural gas liquids. The Company's operations in 2003 were conducted principally in four geographic segments: North America, the North Sea, Southeast Asia and Algeria. The Company is also participating in a significant development project in Trinidad. Exploration is being conducted in other areas outside the principal geographic segments including Colombia and Qatar. The Company's Sudan operations were sold on March 12, 2003. The following is a brief summary of the financial results of each geographic segment. Additional geographic financial results disclosure may be found in note 18 of the Consolidated Financial Statements. The Company's pre-tax segmented income as discussed below is before the gain on the sale of the Sudan operations, corporate general and administration, interest, stock-based compensation, taxes and non-segmented foreign exchange gains and losses. More detailed analysis on the Company's results can be found after this Segmented Results Review.

North America

During 2003, the North America operations contributed $888 million or 56% of the Company's pre-tax segmented income of $1.5 billion, up from $437 million (31% of $1.4 billion) in 2002. Gross sales in North America increased 34% to $2.7 billion due principally to higher natural gas prices and production. North American production averaged 203,500

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Corporate Results Review Revenue

Revenues from oil, liquids and natural gas sales in 2003 were $5.3 billion, the same as in 2002. Higher natural gas prices ($747 million),gas volumes ($128 million) and oil prices ($144 million) were offset by increased hedging losses ($268 million) and lower oil and liquids volumes ($766 million), primarily due to the sale of the Sudan operations.

gas properties in upper New York State. These properties added 60 mmcf/d during the year. However, production was constrained by access to infrastructure. This issue is being addressed. North America oil and liquids production averaged 59,578 bbls/d, down slightly from 2002 as the Company's North America exploration and development activities continue to focus on natural gas.

North Sea oil and liquids production averaged 113,075 bbls/d, down 11% from 2002, due primarily to natural decline. Production in the fourth quarter averaged 128,697 bbls/d, up 15% over the third quarter and 4% over the final quarter of 2002. North Sea production highlights for 2003 included the startup of the Blake Flank development, the acquisition of the Gyda field in Norway in the third quarter and the tie in of new wells at Halley, Hannay, Claymore and Braemar. The Ross/Blake core area, including Blake Flank, averaged 22,437 bbls/d during 2003, down from 2002 due to shutdowns to tie in Blake Flank and natural decline. Production from Gyda averaged 6,700 bbls/d in the fourth quarter. North Sea natural gas production decreased to 109 mmcf/d as 2002 production benefited from a temporary increase in access to export pipeline capacity at Brae.

Southeast Asia oil and liquids production increased 9% over 2002 to average 24,430 bbls/d in 2003. In the fourth quarter, production averaged 31,138 bbls/d, an increase of 39% over the final quarter of 2002. The PM-3 CAA development project came on stream at the end of September and increased total production in Malaysia/Vietnam to 22,738 bbls/d in December (32,506 boe/d including natural gas). Total Malaysia/Vietnam oil and liquids production for the year averaged 8,672 bbls/d. Indonesia oil and liquids production averaged 15,758 bbls/d, down slightly from 2002 due to natural decline.

Southeast Asia natural gas production increased 24% to 117 mmcf/d and exited 2003 with production of 196 mmcf/d in December. Natural gas production from the PM-3 CAA development project started in the fourth quarter and increased to 59 mmcf/d in December. First natural gas sales from Corridor in Indonesia to Singapore commenced in September under a 20 year contract with Gas Supply Pte Ltd. and averaged 13.5 mmcf/d during the fourth quarter. The majority of the remainder of the

Daily Production Volumes
	2003	2002	2001
Oil and liquids (mbbls/d)
North America	59.6	62.7	66.0
North Sea	113.1	127.5	110.8
Southeast Asia	24.4	22.5	20.9
Algeria	6.6	-	-
Sudan	13.0	60.0	53.3
	216.7	272.7	251.0
Natural gas (mmcf/d)
North America	864	820	809
North Sea	109	122	108
Southeast Asia	117	94	93
	1,090	1,036	1,010
Total (mboe/d @ 6:1)	398	445	419
Production per share (boe/share)	1.13	1.21	1.13
North America natural gas production increased 5% to 864 mmcf/d during 2003. This production growth is due to Talisman's successful drilling programs, the addition of infrastructure which helped alleviate production bottlenecks and strategic acquisitions. During 2003, Talisman drilled 625 wells in North America with a 93% success rate. The commissioning of the Erith pipeline and dehydration project and the acquisition of Vista Midstream will allow Talisman to continue to increase production in the Foothills and Deep Basin areas. At the end of 2002 and during the first quarter of 2003, Talisman purchased a number of high netback natural

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Indonesia natural gas production is sold to PT Caltex Pacific Indonesia (Caltex) under long-term variable demand contracts with minimum purchase requirements.

Algeria oil production for the year averaged 6,594 bbls/d and increased to 15,287 bbls/d during the month of December with the startup of the MLN satellite fields.

 World oil prices increased in 2003 over 2002 with WTI averaging US $30.99, up 19%. North American natural gas prices also increased considerably over 2002 with NYMEX averaging US$5.44/mmbtu, up 67%.

More than 90% of the Company's revenues are either received in US dollars or are closely referenced to US dollars. The Company converts these revenues to Canadian dollars for reporting purposes. The strengthening of the Canadian dollar reduced Talisman's reported oil and liquids price by $4.71/bbl. Talisman's North America oil and liquids price averaged $35.30/bbl, up 9% from last year. The Company's North Sea oil price averaged $39.72/bbl, up 2% over 2002. The Company's Southeast Asia oil price averaged $41.05/bbl, up 4% over 2002.

Talisman's average natural gas price in North America increased 61% to $6.37/mcf. The strengthening of the Canadian dollar during 2003 reduced Talisman's reported North America natural gas price by $0.70/mcf. The Company's North Sea natural gas price increased 17% as a result of a higher proportion of the gas being sold under long-term contracts.

The Company's natural gas price in Southeast Asia averaged $4.95/mcf, up 5% from 2002. A majority of Corridor gas production, which constituted approximately 90% of the Company's 2003 gas sales in Southeast Asia, is exchanged for Duri crude oil on an energy equivalent relationship and is sold offshore with payment in US dollars. The majority of the Company's other natural gas sales in Southeast Asia are referenced to Singapore fuel oil spot market prices. A 2002 adjustment to Corridor's gas price, relating to 2001, decreased Talisman's average Southeast Asia reported gas price in 2002 by $0.22/mcf.

The Company's average sales prices are before a net hedging loss of $194 million, comprised of a $0.08/mcf loss on gas hedges (2002 -$0.22/mcf gain) and a $2.05/bbl loss on oil hedges (2002 - $0.09/bbl loss). The physical and financial commodity price contracts for 2004 outstanding at year end are disclosed in notes 9 and 10 of the Consolidated Financial Statements with additional discussion in the MD&A section entitled Derivative Financial Instruments and Commodity Sales Contracts. Additional discussion of the expected impact of commodity price contracts on the Company's 2004 results can be found in the Outlook for 2004 section of this MD&A. The Company's accounting policy with respect to derivative financial instruments and commodity contracts is disclosed in note 1(k) of the Consolidated Financial Statements.

Commodity Prices
	2003	2002	2001

Oil and liquids ($/bbl)
North America	35.30	32.43	30.80
North Sea	39.72	38.76	36.07
Southeast Asia	41.05	39.46	35.97
Algeria	39.01	-	-
Sudan	43.89	37.79	32.66

	38.93	37.20	33.99

Natural gas ($/mcf)
North America	6.37	3.96	5.39
North Sea	4.57	3.89	4.35
Southeast Asia	4.95	4.72	4.80

	6.03	4.03	5.22

Company $/boe (6 mcf=1 boe)	37.67	32.10	32.91

Hedging loss (income)
excluded from the above prices
Oil and liquids ($/bbl)	2.05	0.09	(0.16)
Natural gas ($/mcf)	0.08	(0.22)	0.02
Total $/boe (6mcf=1boe)	1.34	(0.46)	(0.05)

Benchmark prices
WTI (US$/bbl)	30.99	26.15	25.92
Dated Brent (US$/bbl)	28.83	25.03	24.46
NYMEX (US$/mmbtu)	5.44	3.25	4.38
AECO (C$/gj)	6.35	3.86	5.97

Prices are before hedging activities and do not include synthetic oil.

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Royalties
	2003		2002		2001

	Rates (%)$millions		Rates (%)$millions		Rates (%)$millions

Oil and liquids
North America	21	155	21	149	22	164
North Sea	-	(3)	4	74	5	75
Southeast Asia	39	143	38	122	30	82
Algeria	49	46	-	-	-	-

Sudan	46	97	40	328	39	248

	14	438	18	673	18	569

Natural gas
North America	22	432	19	224	25	394
North Sea	6	11	12	21	11	18
Southeast Asia	6	13	5	9	5	8

	19	456	17	254	22	420

	16	894	18	927	20	989

Royalty rates do not include synthetic oil.

The consolidated royalty expense decreased to $894 million in 2003, with the sale of the Sudan operations accounting for most of the drop. In addition, effective January 1, 2003, the UK abolished government royalties. Agreement was also reached on various outstanding UK royalties issues in respect of prior years, which also reduced the North Sea royalty expense for 2003. North Sea royalties are expected to average 2% during 2004 due to non-government royalty interests.

Talisman's North America natural gas royalties, which are largely determined on a sliding scale based on price, averaged 22%, up from 19% in 2002. The royalty rate in 2003 on North America natural gas production did not reach the rate incurred during 2001, when prices were at similar highs due to increased production being sourced from lower royalty rate regions such as the Company's Appalachia production, which had a royalty rate of 14% in 2003.

The Company's royalty rate for oil and liquids decreased, year-over-year, to 14% due to the reduction in the North Sea and the sale of the Sudan operations. Without Sudan, the Corporate royalty rate for oil and liquids would have been 12% in 2003 (2002 - 12%; 2001 - 13%). Southeast Asia oil and liquids royalties averaged 39% in 2003 and 2002 primarily due to the depletion of a cost recovery pool at Tanjung during 2002. Oil from PM-3 CAA in Malaysia/Vietnam has a current royalty rate of 30%, while natural gas sales have a royalty rate of 25%.

Corridor's natural gas royalty rate averaged 5% during 2003, consistent with prior years; however, the royalty rate is expected to increase to approximately 22% in 2004 and 30% in 2005.

Under the terms of the Algerian production sharing contractual arrangement, Talisman is subject to a 51% royalty rate during the first five years of production. During the first four years of production, Talisman receives accelerated production entitlement. At the end of year five, any accelerated production entitlement received by Talisman during the first four years in excess of 49% on a cumulative basis reverts to the government. Accordingly, during the first four years of production, Talisman will record a deferred royalty expense and liability for any production entitlement received in excess of 49%. During 2003, Talisman recorded deferred Algerian royalties of $14 million.

Operating Expenses and Unit Operating Costs

	2003			2002			2001

Oil and liquids	$ /bbl	$	millions	$ /bbl	$	millions	$ /bbl	$	millions

North America	6.28		131	5.55		121	5.22		121

North Sea	12.67		523	11.11		517	10.06		407
Southeast Asia	7.33		65	7.93		65	7.13		54
Algeria	6.84		16	-		-	-		-
Sudan	3.73		18	3.82		84	3.40		66

	9.63		753	7.99		787	7.15		648

Natural gas	$ /mcf	$	millions	$ /mcf	$	millions	$ /mcf	$	millions

North America	0.75		237	0.71		212	0.67		198
North Sea	0.54		21	0.61		27	0.46		18
Southeast Asia	0.50		22	0.59		21	0.47		16

	0.70		280	0.69		260	0.63		232

Company (boe)	7.15		1,033	6.48		1,047	5.79		880
Synthetic oil	22.63		22	18.00		19	20.05		20
Pipeline	-		44	-		49	-		46

	-		1,099	-		1,115	-		946

Total operating expenses for the Company were $1.1 billion. The reduction due to the sale of the Sudan operations was largely offset by higher natural gas operating expenses in North America due to increased volumes and higher processing and power costs and the startup of Algeria. On a unit basis, oil and liquids costs increased to $9.63/bbl due to the sale of the Sudan operations and lower North Sea volumes.

Oil and liquids unit operating costs in North America during 2003 increased to $6.28/bbl, largely due to lower production and higher power costs. Unit operating costs for natural gas increased to $0.75/mcf with higher processing and power costs partially offset by the lower unit operating costs ($0.18/mcf) in Appalachia.

In 2003, North Sea oil and liquids operating expenses of $523 million in part reflected the weaker pound sterling. However, unit costs averaged $12.67/bbl on lower volumes. The UK pound sterling strengthened against the Canadian dollar during 2002 and accounted for over half of the unit cost increase in 2002 over 2001, with the remainder due to higher maintenance and well workover costs.

Southeast Asia unit operating costs decreased 12% to $5.41/boe due to higher sales volumes at Corridor and the startup of the PM-3 CAA development project. The strengthening of the Canadian dollar against the US dollar helped keep total operating expenses flat compared to 2002. Oil and liquids unit costs averaged $7.33/bbl with PM-3 CAA averaging

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$6.14/bbl and the Indonesia blocks averaging $7.98/bbl. Natural gas unit costs averaged $0.51/mcf at Corridor, down from 2002 on higher volumes.

Algeria unit operating costs averaged $6.84/bbl and included costs associated with startup activities.

Depreciation, Depletion and Amortization Expense

	2003			2002			2001

	$ /boe	$	millions	$ /boe	$	millions	$ /boe	$	millions

North America	9.33		693	8.44		614	7.98		585
North Sea	12.91		619	12.99		701	11.86		558
Southeast Asia	5.92		95	6.24		87	7.00		93
Algeria	6.99		17	-		-	-		-
Sudan	3.98		19	4.24		93	3.98		77

	9.92		1,443	9.19		1,495	8.58		1,313

The Company's depreciation, depletion and amortization (DD&A) expense decreased $52 million to $1.4 billion due to the sale of the Sudan operations but was up on a unit basis to $9.92/boe. The DD&A rate in North America increased with recent acquisitions including the US property acquisitions at the end of 2002 and the beginning of 2003, Petromet in 2001 and Vista Midstream in 2003. In the North Sea, the DD&A rate decreased $0.08/boe. The Southeast Asia rate decreased to $5.92/boe due in part to the strengthening Canadian dollar and higher Corridor production.

For additional information relating to DD&A refer to the MD&A section entitled Application of Critical Accounting Policies and to note 4 of the Consolidated Financial Statements.

Dry Hole Expense
(millions of dollars)	2003	2002	2001

North America	135	128	54
North Sea	69	9	21
Southeast Asia	9	4	8
Algeria	1	-	5
Sudan	-	13	16
Other[1]	37	20	9

	251	174	113

1 Other includes Trinidad, Colombia and frontier North America.

A high risk exploration well offshore Nova Scotia and the Eta-2 and Dunnottar wells in the North Sea contributed to the increase in dry hole expense in 2003. The increase in North America reflects increased drilling during 2003. The Company wrote off two wells in Colombia, two in Indonesia and one in Malaysia. Under the Successful Efforts method of accounting for oil and gas activities, the costs of unsuccessful exploration wells are written off to dry hole expense in the year such determination is made. Until such determination is made, the costs are included in non-depleted capital. At year end, $283 million of costs relating to exploration wells (2002 - $353 million; 2001 - $399 million), were included in non-depleted capital and not subject to DD&A pending final determination.

Exploration Expense
(millions of dollars)	2003	2002	2001

North America	87	66	69
North Sea	21	20	30
Southeast Asia	17	19	8
Algeria	-	5	2
Sudan	5	6	11

Other	83	69	27

	213	185	147

Exploration expense consists of geological and geophysical costs, seismic, land lease rentals and indirect exploration expenses. These costs are expensed as incurred under Successful Efforts accounting. There has been a steady increase in the Company's exploration spending since 1999. Exploration expense is closely tied to the total amount of exploration capital spent in a year. Expenses constituting "Other" in 2003 and 2002 relate mostly to activities in Trinidad, East Coast offshore North America and Colombia.

Corporate
(millions of dollars)	2003	2002	2001

G&A expense	152	138	108
Interest expense	137	164	139
Capitalized interest	24	25	19
Stock-based compensation	185	-	-
Preferred securities charges, net of tax	22	24	24
Other revenue	76	80	82
Other expense	16	113	78

General and administrative (G&A) expense increased due to additional documentation requirements associated with recently implemented corporate governance initiatives, higher legal and pension costs, salary increases and additional personnel due to expanding investment and operations. On a unit basis, G&A was $1.05/boe and increased in part due to lower oil and liquids production (2002 - $0.85/boe; 2001 - $0.71/boe).

As a result of lower average debt levels and lower effective interest rates during the year, interest on long-term debt, including capitalized interest, decreased to $161 million. Interest capitalized over the last three years is primarily associated with the Malaysia/Vietnam PM-3 CAA development, which came on production during 2003. Capitalized interest in 2003 also included interest associated with the Angostura development in Trinidad.

Preferred securities charges, net of taxes, of $22 million have been charged directly to retained earnings and are deducted from net income to determine net income per share. Preferred security charges, before tax, totalled $38 million.

Other revenue includes pipeline and custom treating revenues and miscellaneous income. Other expense for 2003 included foreign exchange losses of $7 million and property impairment in the North

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Sea of $30 million due to unsuccessful development drilling at Ivanhoe and was partially offset by gains on property dispositions of $14 million. Other expense for 2002 included the Kildrummy and Beechnut write-offs ($74 million),foreign exchange losses ($28 million) and losses on property dispositions ($10 million).

Stock-Based Compensation

The Company's stock option plans were amended during 2003 to provide employees and directors who hold stock options with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option's exercise price and the Company's share price at the time of surrender. The cash payment alternative is expected to result in reduced shareholder dilution in the future as it is anticipated that most holders of the stock options (now and in the future) will elect to take a cash payment. Such cash payments made by the Company to stock option holders are deductible by the Company for income tax purposes, making these plans more cost effective.

As a result of the Company's decision to start expensing stock options, the Company's second quarter results included a $105 million ($74 million, or $0.57/share, net of tax) stock-based compensation expense relating to the appreciated value of the Company's outstanding stock options and cash units at June 30, 2003. The total stock-based compensation expense for the year was $185 million ($130 million, net of tax) including $80 million during the second half of 2003 due to the appreciation of the Company's stock price during the period July 1 to December 31. Additional stock-based compensation expense or recoveries in future periods is dependent on the movement of the Company's share price and the number of outstanding options and cash units.

Income Taxes

The Company's effective tax rate for 2003, after deducting Production Revenue Tax (PRT), was 15% compared to 44% in 2002 and 36% in 2001. A number of events in the past two years have significantly impacted the Company's effective tax rates including the 2003 tax rate reductions in Canada, the sale of the Sudan operations and a supplemental oil and gas tax enacted in the UK in 2002.

Effective Income Tax Rate
(millions of dollars)	2003	2002	2001

Income before tax	1,277	1,068	1,296
Less PRT	92	124	149

	1,185	944	1,147

Income tax expense (recovery)
Current	229	258	342
Future	(51)	162	72

	178	420	414

Effective income tax rate (%)	15	44	36

In 2003, the Company recorded a future tax recovery of $160 million due to a reduction in Canadian federal and provincial tax rates. A similar rate reduction in the Alberta corporate tax rate in 2002 resulted in a future tax recovery of $12 million. Effective April 17, 2002, the UK increased its corporate income tax rate applicable to North Sea oil and gas profits by enacting a 10% supplementary charge. This increased the Company's future tax expense for 2002 by $128 million. Partially offsetting this tax increase was the acceleration of tax allowances for capital expenditures incurred after April 17, 2002.

A normalized effective tax rate after removing the impact of the Canadian and UK tax rate changes and the impact of the gain on disposal of the Sudan operations would have been 38% in 2003, 32% in 2002 and 36% in 2001. See note 13 of the Consolidated Financial Statements for additional information on the Company's income taxes.

Current income tax expense decreased to $229 million in 2003, primarily due to the sale of the Sudan operations. An increase in current taxes in Canada due to higher natural gas prices was partially offset by lower current taxes in the North Sea.

The UK Government levies PRT on North Sea fields which received development approval before April 1993, based on gross profit after deducting allowable expenditures, a cost uplift, a portion of losses from certain other fields, abandonment costs and government royalties. PRT is deductible for purposes of calculating corporate income tax.

Capital Spending
(millions of dollars)	2003	2002	2001

North America	1,580	939	976
North Sea	693	518	664
Southeast Asia	316	269	149
Algeria	34	107	63
Sudan	2	98	117
Other	223	121	52
Non-segmented	38	26	30

	2,886	2,078	2,051

Includes exploration, development and net asset acquisitions expenditures but excludes the Sudan disposition in 2003 and the Lundin and Petromet acquisitions in 2001.

Natural gas continues to be the focus of the Company's capital investment activities in North America, supplemented by low risk oil projects and strategic acquisitions. Of the $1.6 billion of capital spending in North America, $453 million related to exploration activities while development accounted for $656 million. The Company participated in 378 gas wells and 204 oil wells in North America and had a success rate of 93%. Development spending was concentrated in the predominantly gas producing core area in the Alberta Foothills, Greater Arch, Deep Basin, Monkman and Edson area and included the Erith pipeline and dehydration project which was commissioned in the fourth quarter. In addition, the Company spent $471 million on acquisitions, net of dispositions, including US properties ($385 million) and Vista Midstream Solutions Ltd. ($130

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million). The Company's US properties located in New York State, including those purchased at the end of 2002, contributed 60 mmcf/d of production during 2003. The Vista acquisition provides Talisman access to infrastructure and midstream revenues in the Deep Basin area of Alberta, one of Talisman's key natural gas growth areas.

Total capital spending in the North Sea of $693 million included $99 million for exploration and $397 million for development with the remaining $197 million for net property acquisitions. Development expenditures included Blake Flank and drilling within the Clyde, Buchan, Ross, Tartan and Claymore core areas. A total of 14 successful development wells were drilled during 2003 in the North Sea. Exploration drilling included the successful Tartan North, J5 and Affleck (Clyde) exploration wells. The Eta-2 and Dunnottar exploration wells were written off to dry hole expense. During 2003, the Company completed the purchase of a 61% operating interest in the Norwegian offshore Gyda field, associated facilities and adjacent acreage for $112 million, including $21 million of assumed working capital deficiency. Goodwill of $31 million was recorded related to this acquisition. The Company also acquired additional minor working interests in eight North Sea fields and exploration blocks.

The PM-3 CAA development in Malaysia/Vietnam accounted for a majority of the $316 million (including $22 million of capitalized interest) of total capital spending in Southeast Asia. Talisman participated in drilling 21 successful development wells in Malaysia/Vietnam during 2003. In addition, two successful exploration wells were drilled in PM-3 CAA and one in each of Block PM 305, Block 46-Cai Nuoc and Block 46/02. A total of $41 million was spent in Indonesia with over half going to develop Corridor in order to support gas sales to Singapore and possible future sales to West Java. Talisman participated in drilling seven successful oil and gas wells in Indonesia during 2003.

Capital spending in Algeria totaled $34 million in 2003 and the Company participated in 12 successful wells during the year.

Other areas accounted for $223 million of the 2003 capital spending. Talisman spent $130 million in Trinidad to advance the Angostura development on offshore Block 2(c) with first oil anticipated in early 2005. Four exploration wells were drilled offshore Trinidad during 2003 and all four encountered hydrocarbons, including the one drilling over year end. The Company spent $21 million in Colombia on seismic and to participate in drilling two exploration wells, which were drilling at year end but have subsequently been abandoned.

Reserves Replacement

Talisman drilled 651 successful wells in 2003, adding 143 mmboe of proved reserves and replacing 99% of conventional production at a cost of $14.28/boe before acquisitions and dispositions. The Company's total proved reserves decreased 8% to 1,362 mmboe, primarily due to the sale of the Sudan operations (156 mmboe). Excluding the impacts of the Sudan sale, both proved and probable reserves increased by approximately 3% each and, in total, production replacement from all sources (including proved and probable discoveries, revisions and net acquisitions excluding Sudan) was 150%.

Over the last three years, the Company has replaced approximately 139% of production before acquisitions and divestitures at a cost of $8.76/boe on a proved reserves basis. Net revisions and transfers over the past three years, which are included in the above replacement rate, have resulted in a cumulative reduction of 8 mmboe or less than 1% of the Company's proved reserves.

Finding, Development and Acquisition Costs (gross before royalties)

Proved F&D costs ($/boe)				3-year	5-year
	2003	2002	2001	Average	Average

F&D1	14.28	11.03	5.34	8.76	7.89

FD&A2 (excluding Sudan sale3)	14.67	12.15	7.08	9.79	8.64

1	F&D costs have been calculated by dividing finding and development costs (excluding net acquisition costs), as reconciled in the table below, by proved gross before royalties reserves additions including revisions but excluding net acquired proved gross before royalties reserves.

2	FD&A costs have been calculated by dividing finding and development costs (including net acquisition costs), as reconciled in the table below, by proved gross before royalties reserves additions including revisions and net acquired proved gross before royalties reserves.

3	FD&A including the impacts of the Sudan sale for 2003 is $72.84/boe.

The finding and development costs have been calculated based on current year's exploration and development spending excluding synthetic oil operations capital, midstream expenditures, indirect exploration costs, enhanced oil recovery and capitalized interest divided by current year proved reserves additions. No amount of future capital has been included in the above calculation, which is consistent with calculations performed in prior years. The costs used in the above calculation has been reconciled to exploration and development expenditures as set out in the notes to the Consolidated Financial Statements.

Reconciliation of Costs Included in F&D Calculations

(gross before royalties)
(millions of dollars)	2003	2002	2001

Exploration and development expenditures	2,180	1,848	1,882
Less:
Midstream capital	27	21	27
Indirect costs	52	41	34
Capitalized interest	24	25	19
Synthetic oil operations capital	30	24	8
Enhanced recovery expenditures	4	2	2

	2,043	1,735	1,792

The following finding and development costs have been calculated in US dollars in a manner consistent with US practice which is calculated based on current additions to proved reserves net after royalties. Costs used in the US$/boe, net of royalties F&D calculations have been reconciled in the table below to the property acquisition, exploration and development costs as set out in the Supplementary Oil and Gas Information under the heading Costs Incurred in Oil and Gas Activities.

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Finding, Development and Acquisition Costs (net after royalties)

US$/boe				3-year	5-year
Proved F&D costs, net	2003	2002	2001	Average	Average

F&D1, net	11.71	11.80	4.40	7.72	7.33
FD&A2, net (excluding
Sudan sale)	12.12	12.24	6.04	8.62	7.76

1	F&D net costs have been calculated by dividing finding and development costs (excluding acquisition costs) in US dollars, as reconciled in the table below, by proved net after royalties reserves additions including revisions but excluding acquired proved net after royalties reserves.

2	FD&A net costs have been calculated by dividing finding and development costs (including acquisition costs) in US dollars, as reconciled in the table below, by proved net after royalties reserves additions including revisions and acquired proved net after royalties reserves.

Reconciliation of Costs Included in F&D Calculations (net of royalties)

US$ millions	2003	2002	2001

Exploration and development costs (FAS 69)	1,430	1,111	1,152
Less: Capitalized interest	(17)	(16)	(12)

Exploration and development costs	1,413	1,095	1,140

Acquisition costs (FAS 69)	533	212	1,080

Total exploration, development and
acquisition costs	1,946	1,307	2,220

Liquidity and Capital Resources

Talisman's long-term debt at year end was $2.2 billion ($2.1 billion, net of cash and cash equivalents), down from $3 billion at the end of last year. At year end, the Company had not drawn on any of its available $1,135 million bank lines of credit. The Company maintains a shelf prospectus under which it may issue up to $500 million of medium term notes in aggregate in the Canadian public debt market. The shelf prospectus expires in April 2004. In December 2003, the Company filed a debt shelf prospectus in the US under the Multi-jurisdictional Disclosure System (MJDS) under which it may issue up to US$1 billion of debt securities in the US public debt market.

In 2003, the Company received approximately $1 billion in net proceeds from the sale of its Sudan operations. Use of these proceeds to repay debt accounted for the majority of the decrease in long-term debt during the year, along with the impact of a stronger Canadian dollar on US dollar denominated debt, which reduced long-term debt by $349 million. The Company generated $2.7 billion of cash flow and spent $2.2 billion on exploration and development and a net $600 million on acquisitions.

In 2004, $107 million ($75 million and US$25 million) of long-term debt matures and will be repaid. None of the long-term debt has been classified as a current liability as the Company has the ability and intention to refinance amounts due within one year with existing bank facilities. At year end, the Company had outstanding two issues of preferred securities totaling US$300 million. The preferred securities are carried on the Company's balance sheet as equity at $431 million, which is based on the historical exchange rate at the time of their issuance. These securities are callable, in whole or in part, at par by Talisman starting in 2004. Subsequent to year end, the Company redeemed

US$150 million of these securities. The difference between the carrying value of the redeemed preferred securities ($215 million) and the cost of redemption ($197 million) will be credited directly to retained earnings.

The Company repurchased 3,335,600 of its common shares under its normal course issuer bid (NCIB) during 2003 for a total of $194 million ($58.24/share). The NCIB expires in March 2004 and is expected to be renewed, which will allow the Company to repurchase up to 5% of the Company's outstanding common shares.

Two common share dividends were paid in 2003 (total dividends were $0.70/share). The Company's dividend is determined semi-annually by the Board of Directors. Commencing with the December 2003 payment, the semi-annual dividend was increased to $0.40/share ($0.80/share annually). At year end, there were 128 million common shares outstanding.

Talisman targets long-term debt of less than 2:1 on a debt to cash flow basis and 45% on a debt to debt-plus-equity basis. These targets incorporate the debt refinancing of the Company's preferred securities during 2004. At the end of 2003, Talisman met the debt targets with ratios of 0.8:1 for debt to cash flow and 31% for debt to debt-plus-equity. For purposes of these calculations the Company's preferred securities have been classified as equity.

For additional information regarding the Company's liquidity and capital resources, refer to note 5 of the Consolidated Financial Statements. In addition, refer to the Sensitivities table included in the Outlook Section of this MD&A for possible 2004 impacts of various factors on the Company's estimated 2004 net income and cash flows.

Talisman's investment grade corporate credit and senior unsecured long-term debt credit ratings remain unchanged with Dominion Bond Rating Service ("DBRS"), Moody's Investor Service, Inc. ("Moody's") and Standard & Poor's ("S&P") at BBB (high), Baa1 and BBB+ respectively. Due to the subordinated nature of the preferred securities, they have a lower rating. DBRS, Moody's and S&P have rated the preferred securities as Pfd-3(high)y, Baa3 and BBB-, respectively.

Commitments and Off Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year end. The principal commitments of the Company are in the form of: debt repayments; abandonment obligations; settlements of derivative financial instruments; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts; and fixed price commodity sales contracts.

Additional disclosure of the Company's debt repayment obligations and significant commitments can be found in notes 5 and 10 of the Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the next section of this MD&A.

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Derivative Financial Instruments and Commodity Sales Contracts

The Company may manage its exposure to fluctuations in foreign exchange rates, interest rates, electricity costs and commodity prices in part through the use of derivative financial instruments and commodity sales contracts. The accounting policy with respect to derivative financial instruments is set out in note 1(k) of the Consolidated Financial Statements. Derivative financial instruments outstanding at December 31, 2003, including their respective fair values, are detailed in note 9 of the Consolidated Financial Statements.

During 2003, the Company's commodity price derivative financial instruments resulted in a net decrease to recorded sales of $194 million (2002 -$75 million increase; 2001 - $8 million increase). At December 31, 2003, the Company had outstanding commodity price derivative contracts that cover approximately 55 mmcf/d (6%) of the Company's anticipated 2004 North American natural gas production and 79,000 bbls/d (37%) of the Company's anticipated 2004 worldwide oil and liquids production. An additional 56 mmcf/d (6%) of anticipated 2004 North American natural gas production has been committed under fixed price and three-way collar commodity sales contracts. See notes 9 and 10 of the Consolidated Financial Statements for additional details regarding the contracts outstanding at year end.

In order to support the Company's investments in natural gas projects outside North America and the North Sea, Talisman has entered into a number of long-term sales contracts. In conjunction with the PM-3 CAA development project the Company has entered into a long-term firm supply contract for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market. Natural gas production from the development commenced during the fourth quarter. The majority of Talisman's Corridor natural gas production in Indonesia is sold to Caltex under long-term sales agreements and is exchanged for crude oil on an energy equivalent relationship. The crude oil received from Caltex is then sold offshore. Sales to Singapore from Corridor are also under long-term sales agreements referenced to the spot price of fuel oil in Singapore. The Company anticipates having sufficient production to meet all future delivery commitments.

During 2003, the Company had 250 million of US dollar cross currency swap contracts and interest rate swap contracts outstanding. These contracts were designated as hedges of the 250 million Eurobond, which in effect converted this indebtedness into US dollars with a floating interest rate based on three month US LIBOR. The cross currency and interest rate swap contracts reduced the Company's 2003 interest expense by $27 million (2002 - $15 million) and the year end Canadian dollar reported debt by $106 million. As discussed in the MD&A section entitled Change in Accounting Policies, effective

The following table includes the Company's expected future payment commitments and estimated timing of such payments.

			Payments expected [1,2] (millions of dollars)

	Recognized in financial statements		Due within 1 year	Due within 2-3 years	Due within 4-5 years	Due within 6-10 years	Due within 11-15 years	Due after 15 years
Commitments		Total

Long-term debt	Yes - Liability	2,203	107	271	766	200	471	388

Abandonment obligations[3]	Yes - Partially
	accrued as liability	2,018	9	34	92	373	552	958
Preferred securities[4]	Yes - Equity	388	194	-	-	-	-	194
Office leases	No	196	19	32	32	80	24	9
Ocean-going
vessel leases	No	95	95	-	-	-	-	-
Transportation and
processing commitments	No	1,079	135	181	146	284	192	141
Min. work commitments[5]	No	308	203	77	28	-	-	-
Other service contracts	No	131	19	32	9	24	24	23
Stock options and	Yes - Liability
cash units[6]		164	123	41	-	-	-	-

Total		6,582	904	668	1,073	961	1,263	1,713

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt, preferred securities charges and payments made to settle derivative contracts.
2	Payments denominated in foreign currencies have been translated at the December 31, 2003 exchange rate.
3

The abandonment obligation represents management's probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4	Subsequent to year end, US$150 million were redeemed.
5	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration or drilling obligations.
6

The liability for stock options and cash units recognized on the balance sheet is based on the Company's year end stock price and the number of options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested options and cash units. Timing of payments is based on vesting. Actual payments are dependent on the Company's stock price at the time of exercise.

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January 1, 2004, these contracts are no longer designated hedges of the Eurobond. Subsequent to year end, the Company terminated approximately three-quarters of these contract positions for cash proceeds, before tax, of $108 million.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties. Management believes its commodity derivatives and fixed priced sales program to be prudent in that it provides a degree of price support during periods of falling commodity prices while providing the ability to participate in price increases and, in the case of certain fixed price sales contracts, guaranteed market access.

Application of Critical Accounting Policies and the Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 1 to the December 31, 2003, Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfill its financial statement oversight role, management regularly meets and reviews with the Committee the Company's significant accounting policies, estimates and any significant changes thereto including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, that may have an impact on the Company's financial results relate to the accounting for property, plant and equipment, abandonment and goodwill. The rate at which the Company's assets are depreciated or otherwise written off and the abandonment liability provided for are subject to a number of judgments about future events, many of which are beyond management's control. Reserves recognition is central to much of the accounting for an oil and gas company as described below.

Reserves Recognition

Underpinning Talisman's oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principle sources of uncertainty; technical and commercial. Technical reserves estimates are made using all available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserves estimates may change. Reserves can be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being at year end commodity prices with a cost profile based on current operations. In particular, in international operations consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or conversely may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, though not separately reported on the Company's balance sheet or income statement, impact the Company's reported net income through the amortization of the Company's property, plant and equipment (PP&E), asset and goodwill impairments and the provision for future abandonment and reclamation costs.

During 2003, Talisman's Board of Directors established a Board committee to review the Company's reserves booking process and related public disclosures and has established the position of an internal qualified reserves evaluator (IQRE). The IQRE provides a report to the Reserves Committee and delivers a regulatory certificate regarding reserves and their related cash flows. The primary responsibilities of the Reserves Committee of the Board of Directors include, amongst other things, reviewing the Company's reserves booking process and recommending to the Board of Directors of Talisman the Company's annual statement of reserves data and other oil and gas information.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's property, plant and equipment is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational life span of an asset will impact the Company's future DD&A expense.

As outlined in the Company's DD&A accounting policy and PP&E note (notes 1(d) and 4 of the Consolidated Financial Statements), $866 million (2002 - $1.2 billion) of the Company's Property, Plant and Equipment is not currently subject to DD&A. Half of these costs ($429 million) relate to development projects such as Angostura and PM-305 that are expected to be on production by 2005, at which time amortization will commence. The remaining half of the $866 million of non-depleted capital relates to the costs of acquired probable reserves ($154 million) and incomplete drilling activities, including those wells under evaluation or awaiting production to commence ($283 million). Uncertainty exists with these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells were determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that in the case of acquired probable reserves associated with producing fields, these costs would be amortized over the reserve base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management's view of the likelihood of the existence of economically producible reserves.

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Asset Impairments

The Company's oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired. Individual oil and gas assets are considered impaired under the Successful Efforts method if their undiscounted future cash flows fall below their carrying value. Goodwill is considered to be impaired if its fair value, principally determined based on discounted cash flows, falls below its carrying value. Both tests require management to make assumptions regarding cash flows well into the distant future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and in the case of goodwill, discount rates. During the past three years, isolated asset impairments have occurred (2003 - $30 million; 2002 - $74 million) however, it is possible that future impairments may be material.

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The allocation process is inherently subjective and impacts the amounts assigned to the various individually identifiable assets and liabilities as well as goodwill. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or initially for acquired probable reserves. Accordingly, the allocation process impacts the Company's reported assets and liabilities and future net income due to the impact on future depreciation, depletion and amortization expense and impairment tests.

Future Abandonment and Site Restoration Activities

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. A liability for these costs is accrued on a unit of production basis over the associated reserves base. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. During 2003, the abandonment expense included in DD&A was $132 million. The total abandonment liability is currently estimated at $2 billion, which is based on management's probability weighted estimate of costs and in accordance with existing legislation and industry practice. If this liability had been estimated to be 10% higher, an additional $13 million may have been recorded as DD&A during 2003. Past revisions to the abandonment estimate have not been significant.

As indicated in the MD&A section entitled New Accounting Pronouncements, the accounting for Future Abandonment and Site Restoration Activities has changed effective January 1, 2004. A similar change occurred for US GAAP effective January 1, 2003. Under the new accounting requirements, the fair value of the Company's Asset Retirement Obligations (ARO) is to be recorded as a liability on the Company's balance sheet. In determining the fair value of the Company's ARO liability management develops a number of possible abandonment scenarios to which probabilities are judgmentally assigned. At December 31, 2003, the fair value of the Company's ARO liability is estimated to be $1.2 billion. As an indication of possible future changes in the estimated liability, if all of the Company's abandonment obligations could be deferred by one additional year, the fair value of the liability would have decreased by approximately $60 million.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 1(i) of the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The adoption of the US dollar, effective for 2002, as the Company's functional currency is a reflection of Talisman's overall exposure to US dollar denominated transactions, assets and liabilities; oil prices are largely denominated in US dollars as is much of the Company's corporate debt and international capital spending and operating costs. However, the Company's operations in the UK and Canada are largely self-sufficient (self-sustaining) and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK pound sterling and Canadian dollars, respectively. Currently, the Company's foreign exchange exposure principally relates to US dollar denominated UK and Canadian oil sales.

During 2003, the Company's debt was denominated in US dollars, Canadian dollars and UK pound sterling with the UK pound sterling debt effectively swapped into US dollars through the use of cross currency and interest rate swap contracts. During 2003, a portion of the Company's debt (net of cash) was allocated to the self-sustaining Canadian operations based on the Company's net investment in Canada. Foreign exchange gains resulted from the debt allocation as the total amount of net debt allocated exceeded the Company's total Canadian dollar denominated debt.

Production Sharing Contractual Arrangements

A significant portion of the Company's operations outside North America and the North Sea are governed by production sharing contracts (PSCs). Under PSCs, Talisman, along with its working interest partners, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman is given the opportunity to recover its investment and operating costs from the production and sale of the associated hydrocarbons ('cost oil'). Talisman is also entitled to receive a share of the 'profit oil', the sharing of which varies from contract to contract. Profit oil is that production in excess of what is required to recover the Company's investment and operating costs. The cost oil, together with the Company's share of profit oil represents Talisman's hydrocarbon entitlement. Talisman records production, sales and reserves based on its working interest ownership. The difference between the Company's working interest ownership and its annual entitlement is accounted for as a royalty expense. In addition, certain of the Company's

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contracted arrangements in foreign jurisdictions stipulate that income taxes are to be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income taxes expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices while Talisman's share of profit oil is also impacted by commodity prices and the profit oil sharing terms. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company is dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production.

Fair Value of Derivative Financial Instruments under US GAAP

As disclosed in note 1(k) of the Consolidated Financial Statements, during 2003, all of the Company's derivative financial instruments were treated as hedges for Canadian GAAP. Accordingly, gains and losses on these instruments are not recorded in the income statement until the hedged transaction occurs. These instruments are carried at cost. For US GAAP purposes, these instruments are not treated as hedges and are recorded on the balance sheet at fair value with changes in fair value being recorded as either income or an expense. The fair value of certain commodity based instruments are highly volatile. The determination of fair value for certain non-market traded instruments requires management to make significant estimates. In addition, the meaningfulness of an instrument's fair value on December 31, 2003 and the appropriateness of recognizing income based on such daily values should be viewed with caution. In determining the fair value of its commodity based instruments, the Company uses an options pricing model based on market determined price forecasts. For other fair values such as those for its interest rate swaps, forward currency contracts and preferred securities, the Company obtains multiple price quotes from external sources.

Oil and Gas Drilling Rights

Talisman has classified all of its mineral drilling rights as oil and gas properties under the heading property, plant and equipment. We believe this treatment is consistent with industry practice and our understanding of the relevant accounting standards. It is our understanding that the Staff of the Securities and Exchange Commission (SEC) is questioning certain SEC registrants regarding the appropriateness of this accounting treatment, specifically as to whether these costs should be classified as intangible assets on the balance sheet separate from other property, plant and equipment. Further, it is our understanding that this issue is being considered by the US Financial Accounting Standards Board (FASB). We believe resolution of this issue will not materially affect the Company's results of operations.

New Canadian Accounting Pronouncements

The Canadian Institute of Chartered Accountants (CICA) has issued a number of accounting pronouncements, some of which may impact the Company's reported results and financial position in future periods.

Disposal of Long-Lived Assets and Discontinued Operations

Effective for disposition activities initiated after May 1, 2003, this pronouncement expands the scope of what assets or operations are to be reclassified as Discontinued Operations and the conditions required to reclassify them as such. This eliminates a difference between US and Canadian GAAP.

Asset Retirement Obligations (future site restoration and abandonment liabilities)

Effective January 1, 2004, the CICA has adopted a new accounting standard that will change the method of accruing for costs associated with the retirement of fixed assets which an entity is legally obligated to incur. The standard will require entities to record the fair value of a liability for an asset retirement obligation in the period it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Currently, these obligations are provided for using the unit of production method or, for certain assets, using the straight-line method over the estimated remaining lives of the assets. The US has adopted a similar rule commencing January 1, 2003.

The accounting standard requires the retroactive restatement of the Company's financial statements upon adoption in 2004. The adjustment required to the December 31, 2003 balance sheet and income statement to implement this change in accounting would be as follows:

		Adjustment
	As Reported	upon adoption	Restated
(millions of dollars,	December 31,	of AR0 standard	December 31,
except per share amounts)	2003	in 2004	2003

Property, plant and equipment	9,778	407	10,185
Provision for future site restoration	840	311	1,151
Future income taxes	2,088	37	2,125
Retained Earnings	1,844	59	1,903

DD&A expense	1,443	(67)	1,376
Other expenses	16	58	74
Future income tax (recovery)	(51)	3	(48)

Net income	1,007	6	1,013

Net income per share ($/share)	7.65	0.05	7.70
Diluted net income per
share ($/share)	7.57	0.05	7.62

Impairments of Long-Lived Assets

The CICA issued a new accounting standard on Impairment of Long-Lived Assets. The new standard is effective for 2004. Under this standard, if a long-term asset is identified as being impaired, as determined by its undiscounted future cash flows, the amount of impairment is to be calculated based on the asset's fair value (present value of expected future cash flows). This is consistent with the US GAAP methodology. Prior to this standard, the impairment as calculated under Canadian GAAP was based on the asset's undiscounted future cash flows.

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Hedge Accounting

The CICA has issued a new accounting guideline on Hedging Relationships (AcG 13),which is effective for 2004. This guideline, in addition to supplementing and interpreting existing hedging requirements under Canadian GAAP, establishes certain other conditions required before hedge accounting may be applied. Effective January 1, 2004, the Company's US dollar cross currency swap contracts and interest rate swap contracts are no longer designated as hedges of the Eurobond. As a result, on January 1, 2004, in accordance with the Company's accounting policy as detailed in note 1(k) of the December 31, 2003 Consolidated Financial Statements, the Company will record these contracts as an asset on the balance sheet at their fair value of $123 million, record a deferred gain of $17 million and an increase to long-term debt of $106 million, based on the year end exchange rate. The unrealized gain of $17 million on these contracts at year end will be deferred and amortized over the period to 2009, the original term of the contracts. Starting in January 1, 2004, these contracts will be revalued at the end of each period with changes in their fair value being recorded in other income as a gain or loss. Approximately three-quarters of the swap contracts were terminated in early 2004 for cash proceeds of $108 million. The termination of these contracts does not accelerate the recognition of the deferred gain into income.

The Company's long-term debts denominated in UK pound sterling and Canadian dollars have been designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations. Unrealized foreign exchange gains and losses resulting from the translation of these debts are deferred and included in a separate component of shareholders' equity described as cumulative foreign currency translation. Had the Company not designated these debts as hedges of the Company's net investments in its self-sustaining operations, the Company's net income could have been subject to increased volatility in the future upon revaluation into US dollars of the UK pound sterling and Canadian dollar denominated debts.

Variable Interest Entities

In 2003, the CICA issued a new accounting guideline on Consolidation of Variable Interest Entities (AcG 15), which is effective January 1, 2004. AcG 15 provides guidance as to when a company should consolidate another entity into its Consolidated Financial Statements. Simply put, a variable interest entity (VIE) is a corporation, partnership, trust, or any other legal structure used for business purposes that either (i) does not have equity investors with voting rights or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities. AcG 15 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. If a company has previously consolidated a VIE but is not subject to a majority of the risk of loss of its activities nor entitled to receive a majority of its residual returns, such a VIE is required to be deconsolidated. Management is currently evaluating the potential impact of this guideline but does not expect its application would have a significant impact on the Company's financial position, operating results or cash flows.

Risks and Uncertainties

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. The process of estimating oil and gas reserves is complex and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects.

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Exploration and development drilling may not result in commercially productive reserves. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

Oil and gas drilling and producing operations are subject to many risks including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, and other occurrences or accidents which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, interruption of business, regulatory investigations and penalties and liability to third parties. The Company mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company which management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

The Company's operations may be adversely affected by changes in governmental policies and legislation or social instability or other political or economic developments which are not within the control of Talisman including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. In addition, both Indonesia and Algeria are members of the Organization of Petroleum Exporting Countries. Accordingly, Talisman's operations in these countries may be impacted by the application of production quotas. Indonesia, Algeria and Colombia have been subject to recent economic or political instability and social unrest, military or rebel hostilities.

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Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition and the value of its oil and natural gas reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments all of which could have a material adverse impact on the Company. Talisman conducts an annual assessment of the carrying value of its assets in accordance with Canadian GAAP. If oil and natural gas prices decline, the carrying value of the Company's assets could be subject to downward revisions, which could adversely affect Talisman's reported income for the periods in which the revisions are made. However, Talisman believes that estimates of forward-looking prices it uses in its planning process are realistic.

Talisman's Consolidated Financial Statements are presented in Canadian dollars. Results of operations are affected primarily by the exchange rates between the Canadian dollar, the US dollar and the UK pound sterling. These exchange rates have varied substantially in the last five years. Most of the Company's revenue is received in or is referenced to US dollar denominated prices, while the majority of Talisman's expenditures are denominated in Canadian dollars, US dollars and UK pound sterling. A change in the relative value of the Canadian dollar against the US dollar would also result in an increase or decrease in our US dollar denominated debt, as expressed in Canadian dollars and the related interest expense.

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in Canada, the UK, the US and other countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean up costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for future abandonment and reclamation costs in its Consolidated Financial Statements in accordance with Canadian GAAP. Additional information regarding future abandonment and reclamation costs is set forth in the notes to the annual Consolidated Financial Statements.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol (the "Protocol") which requires, upon ratification, certain nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Canadian federal government ratified the Protocol. If certain conditions are met and the Protocol enters into force internationally, Canada will be required to reduce its greenhouse gas (GHG) emissions to 6% below 1990 levels over the period beginning in 2008 and ending in 2012. Currently, Canadian oil and gas producers are in discussions with the provincial and federal levels of government regarding implementation mechanisms for the industry. It is premature to predict what impact implementation could have on Canadian oil and gas producers but it is likely that any mandated reduction in GHG emissions will result in increased costs. The federal government has stated that these costs would not be expected to exceed $15/tonne of carbon dioxide emissions reduced and that producers would not be required to reduce GHG emissions per unit of production by more than 15%. The federal government has also indicated its support for several important principles that are intended to protect the competitiveness of the oil and gas industry beyond 2012, including a 10-year emissions target lock-in period for all new projects and additional flexibility mechanisms for achieving compliance.

The UK has also ratified the Kyoto Protocol, with a reduction commitment of 12.5% below 1990 levels by 2008 - 2012. The UK Government, however, has set a more aggressive national goal of moving towards a 20% reduction in carbon dioxide emissions by 2010. Talisman's UK installations will participate in the first phase of the European Union Emission Trading Scheme ("EU ETS"), which runs from 2005 to 2007, inclusive. The UK Government's draft National Allocation Plan ("NAP") for the first phase of the EU ETS was published for broad consultation in January 2004. When finalized in September 2004, the NAP will dictate the total cap on carbon dioxide emissions for the covered sectors, the methods for allocating emission allowances to covered installations and the number of emission allowances to be allocated to each covered installation. Cost of compliance will vary with a number of factors including the final allocation numbers and liquidity of the carbon markets.

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From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act in the United

States District Court for the Southern District of New York. The lawsuit, which is seeking class action status, alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of indirect interest in oil operations in Sudan. In July 2003, Talisman filed a motion to dismiss the lawsuit for lack of personal jurisdiction of the Court over Talisman. In August 2003, the plaintiffs filed a motion seeking certification of the case as a class action. Talisman is in the process of challenging this certification. No decision is expected on either of these motions prior to the third quarter of 2004. Talisman believes these claims to be entirely without merit and is continuing to vigorously defend itself against this lawsuit and does not expect this to have a material adverse effect.

Outlook for 2004
			Estimated for 2004	Actual 2003

Cash flow[1]			$2.2-2.8 billion	$2.7 billion
Cash flow per share[1]			$17-22	$21.21

Exploration and development spending (millions of dollars)	Exploration	Development	Total	Total E&D

North America	431	704	1,135	1,109
North Sea	119	487	606	496
Southeast Asia	62	253	315	316
Algeria	-	44	44	34
Trinidad	40	130	170	130
Other	85	-	85	95

	737	1,618	2,355	2,180

Production (daily average)	Lower estimate		Upper estimate	Actual 2003

Oil and liquids (bbls/d)
North America		54,000	56,000	59,578
North Sea		109,000	122,000	113,075
Southeast Asia		33,000	38,000	24,430
Algeria		14,000	16,000	6,594
Sudan		-	-	13,039

		210,000	232,000	216,716

Natural gas (mmcf/d)
North America		885	905	864
North Sea		120	130	109
Southeast Asia		225	240	117

		1,230	1,275	1,090

Barrel of oil equivalent (mboe/d)		415	445	398

Commodity price and exchange rate assumptions
US$/bbl WTI oil price		25	30	30.99
US$/mmbtu NYMEX		4.75	5.50	5.44
C$/US$ exchange rate		0.77	0.73	0.71
C$/ exchange rate		2.50	2.25	2.29

1	Cash flow and cash flow per share are considered to be non-GAAP financial measures. The estimate for 2004 is calculated using the same method as in 2003. A 2004 estimate of net income and net income per share has not been provided due to the inherent difficulties of estimating certain non-cash expenses, such as dry hole, property impairments and non-cash stock based compensation.

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Talisman expects to increase production 4-12% in 2004. Production for 2004 is expected to average approximately 415,000-445,000 boe/d with a full year's production from the PM-3 CAA development and Algeria and increased North America natural gas production resulting from increased exploration and development spending and the impact of the recently completed infrastructure projects.

The Company expects cash flow per share of $17-22 in 2004

($2.2-2.8 billion), assuming US$25-30/bbl WTI oil, US$4.75-5.50/mmbtu NYMEX gas and C$1=US$0.73-0.77. Unit operating costs are expected to increase by 5-10% largely due to an anticipated strengthening of the UK pound sterling against the Canadian dollar. However, unit production costs, in addition to being impacted by currency exchange rates are dependent on achieving expected production levels. Net capital spending is expected to be $2.35 billion and excludes significant corporate and asset acquisitions. The Company anticipates participating in the drilling of 640 North American and 118 international wells during 2004. Cash flow is expected to be sufficient to fund budgeted capital spending during 2004.

North America

Natural gas continues to be the focus of the Company's exploration activities in North America with a shift towards the remaining underdeveloped parts of the Western Canadian Sedimentary Basin supplemented by low risk oil projects. North American natural gas production in 2004 is expected to increase between 2-5% to average between 885-905 mmcf/d, while oil and liquids is expected to average 54,000-56,000 bbls/d, with the Company spending less than 30% of the North America budget on oil exploration and development. The Company expects to spend $1.1 billion on capital projects and drilling in 2004, up 2% from 2003. The Company plans to participate in approximately 640 wells in 2004, including 11 in Appalachia. Unit operating costs are expected to increase to slightly over $5/boe due to industry wide cost issues such as higher power and water handling charges.

North Sea

North Sea production is expected to average 109,000-122,000 bbls/d and 120-130 mmcf/d in 2004. The Company's North Sea strategy is to focus on development projects and adjacent exploration opportunities around core operated properties and infrastructure. Of the $606 million of planned capital spending, a 22% increase over 2003, 80% is related to development projects. Eight exploration and 25 development wells are planned for 2004. Total North Sea operating expenses are expected to increase in 2004 with the addition of Gyda and a strengthening of the pound sterling against the Canadian dollar. At current exchange rates (approximately 1=C$2.50) unit operating costs could be in the $14/boe range.

Southeast Asia

Natural gas sales in Indonesia have recently increased with new sales to Singapore and increased demand from Caltex. Indonesian natural gas sales are expected to average 135-140 mmcf/d in 2004. Discussions are currently underway to secure additional long-term gas sales in Southeast Asia to monetize Corridor's large existing natural gas reserves. An expansion of the gas plant facilities at Corridor PSC from 300-700 mmcf/d over the next three years is planned in order to accommodate additional anticipated gas sales. This plant expansion accounts for a majority of the planned capital spending of $65 million in Indonesia during 2004. Oil and liquids production in the Indonesian blocks is expected to average 12,000-13,000 bbls/d with natural decline.

With the startup of the PM-3 CAA development project, Talisman's oil and liquids production in Malaysia/Vietnam is expected to average between 21,000-25,000 bbls/d. Natural gas production from the project is expected to average 90-100 mmcf/d during 2004. Total Malaysia/Vietnam daily average production in 2004 is expected to exceed 36,000 boe/d, with an upper range of 42,000 boe/d.

Talisman's capital requirements in Malaysia/Vietnam are expected to fall in 2004 due to the commissioning of the PM-3 CAA development project in 2003. Total forecasted capital spending in Malaysia/Vietnam is expected to be $250 million and will be primarily focused on drilling 32 development wells in PM-3 CAA. Five exploration wells are also planned for 2004: three on PM-3 CAA and Block PM-305 and two on Block 46-02 offshore Vietnam. Development of the South Angsi discovery in Block PM-305, with first oil expected in 2005, will begin in 2004 with the drilling of two development wells and facilities fabrication.

Operating costs in Southeast Asia are expected to decrease to approximately $3/boe in 2004 with the higher anticipated volumes from PM-3 CAA and additional anticipated natural gas sales in Indonesia.

Algeria

Production from the Ourhoud and MLN fields in Algeria is expected to average 14,000-16,000 bbls/d. Operating costs are expected to fall to below $6/boe due to higher forecasted production. A capital budget of $44 million is estimated and includes drilling six wells in the Greater MLN area, 10 wells at Ourhoud and an expansion of the Greater MLN facility to increase production capacity.

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Trinidad

Capital spending in Trinidad is budgeted at $170 million with the majority related to the completion of the Angostura oil and gas development project on offshore Block 2(c),including facilities construction and participation in drilling 15 development wells. First production is expected in early 2005. Talisman expects to participate in drilling four offshore exploration and appraisal wells, two each on Blocks 2(c) and 3(a). The Company expects to complete an onshore seismic program in the Eastern Block prior to drilling in 2005.

Other

The Company is actively exploring in Colombia where it expects to spend $28 million in 2004 to participate in one exploration well and acquire seismic. The Company drilled its first prospect in Alaska in early 2004 with a $15 million budget. The Company also plans to conduct a seismic program in Block 10 in Qatar and to continue technical evaluation of its acreage offshore East Coast Canada.

Economic Assumptions

Talisman's 2004 business plan was formulated on the assumption of US$25-30/bbl WTI oil and US$4.75-5.50/mmbtu NYMEX gas prices. The 2004 business plan also incorporates exchange rate assumptions of C$1=US$0.73-0.77 and 1=C$2.25-2.50.

Currently, Talisman has committed approximately 12% of its anticipated 2004 North American natural gas production under both commodity sales contracts and commodity price derivative contracts at an average price of $5/mcf. In addition, approximately 37% of the Company's 2004 anticipated oil and liquids production has been hedged with 56,000 bbls/d using collars with floor and ceiling prices averaging US$24-29/bbl and 23,000 bbls/d fixed at an average price of US$28/bbl.

A summary of the contracts outstanding at year end can be found in notes 9 and 10 of the Consolidated Financial Statements. Additional discussion of the Company's commodity price hedging program can be found in the MD&A section entitled 'Derivative Financial Instruments and Commodity Sales Contracts'.

Liquidity

An increase in the Company's 2004 year end net debt position is anticipated due to an expected softening of commodity prices, the debt refinancing of the redeemed US$150 million of preferred securities and an increase in planned capital spending. Significant acquisitions or dispositions, a change from expected commodity prices or the continuation of share repurchases would impact the Company's projected 2004 year end net debt position.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated impact of these factors on the Company's 2004 financial performance is summarized in the following table and is based on a WTI oil price of US$30/bbl, a NYMEX natural gas price of US$5/mmbtu and exchange rates of C$1=US$0.76 and 1=C$2.50.

Approximate impact in 2004
(millions of dollars)	Net Income	Cash Flow[1]

Volume changes
Oil - 1,000 bbls/d	4	7
Natural gas - 10 mmcf/d	6	13

Price changes[2]
Oil - US$1.00/bbl	35	36
Natural gas (North America)[3] - C$0.10/mcf	15	21

Exchange rate changes
US$ increased by US$0.01	24	38
increase by C$0.031	(8)	1

1	Cash flow is a non-GAAP measure, the components of which are set out in note 14 of the Consolidated Financial Statements.
2	The impact of commodity contracts outstanding for 2004 has been included.
3

Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in North Sea and Malaysia/Vietnam natural gas prices is not material. Most of the Indonesia natural gas price is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

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Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

						Three months ended
(millions of Canadian dollars, unless otherwise stated)					Total Year	Dec. 31	Sept. 30	June 30	March 31

2003	Total revenue				4,477	1,097	1,047	993	1,340
	Net income[1]				1,007	107	126	201	573
	Net income available to common shareholders				985	102	120	196	567
	Cash flow				2,729	644	640	600	845
	Total assets				11,365	11,365	11,219	11,066	11,434
	Total long-term liabilities				5,188	5,188	5,240	5,119	5,617

	Capital expenditures
	Exploration				784	221	215	165	183
	Development				1,396	437	360	327	272

	Per common share (dollars)
	Net income[1]				7.65	0.80	0.94	1.52	4.37
	Diluted net income				7.57	0.78	0.92	1.50	4.32
	Cash flow				21.21	5.03	4.99	4.65	6.52

	Daily average production
	Oil and liquids (bbls/d)				216,716	229,166	202,008	188,682	247,369
	Natural gas (mmcf/d)				1,090	1,138	1,064	1,061	1,096

	Total (mboe/d)				398	419	379	365	430

2002	Total revenue				4,452	1,242	1,110	1,111	989
	Net income[1]				524	182	151	90	101
	Net income available to common shareholders				500	176	145	84	95
	Cash flow				2,645	759	657	652	577
	Total assets				11,594	11,594	11,471	10,996	11,032
	Total long-term liabilities				6,103	6,103	5,763	5,655	5,658

	Capital expenditures
	Exploration				628	174	146	130	178
	Development				1,220	283	297	256	384

	Per common share (dollars)
	Net income[1]				3.73	1.33	1.08	0.62	0.71
	Diluted net income				3.67	1.31	1.06	0.61	0.70
	Cash flow				19.73	5.72	4.87	4.84	4.31

	Daily average production
	Oil and liquids (bbls/d)272,740		270,582	267,393	275,157	277,971
	Natural gas (mmcf/d)				1,036	1,028	1,024	1,051	1,044

	Total (mboe/d)445	442	438	450	452

1 Net income and net income before discontinued operations and extraordinary items are the same.

The following discussion highlights some of the more significant factors that impacted the net income in the eight most recently completed quarters.

In the first quarter of 2003, the gain on the sale of the Sudan operations increased net income by $296 million. The sale of these operations contributed to the drop in revenues during the following three quarters of 2003, which was partially offset by production increases in other areas and continued high commodity prices. Net income during the second quarter of 2003 was increased $160 million due to a reduction in the Canadian federal and provincial tax rates. The Company began recording stock-based compensation in the second quarter of 2003. The second quarter's net income was reduced by a $105 million ($70 million after tax) catch-up expense relating to outstanding stock options. The third and fourth quarters of 2003 included an additional $80 million ($50 million after tax) of stock-based compensation expense.

During the second quarter of 2002 the Company recorded a $128 million future tax expense related to an increase in UK corporate tax rates. Total revenue generally increased throughout the four quarters of 2002. A decrease in production primarily due to scheduled maintenance and other operational issues during the third and fourth quarters of 2002 was more than offset by higher commodity prices.

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